Exhibit 3.5

AMENDED AND RESTATED CHARTER

OF

MILLER PETROLEUM, INC.

ARTICLE ONE:         The name of the Corporation is Miller Petroleum, Inc.

ARTICLE TWO:       Term of Existence.      This Corporation is to commence business operations on January 24, 1978, and will exist perpetually.

ARTICLE THREE:    The address of the principal office of the Corporation in the State of Tennessee shall be:

Street:	3651 Baker Hwy, P.O. Box 130
City:	HUNTSVILLE
Zip Code:	37756
County:	Scott

The registered agent of the Corporation is: Deloy Miller.

The registered office of the Corporation is:
Street:	3651 Baker Hwy, P.O. Box 130
City:	HUNTSVILLE
Zip Code:	37756
County:	Scott

ARTICLE FOUR:      The Corporation is for profit.

ARTICLE FIVE:        The purpose for which the Corporation is organized is to engage in any lawful business as permitted under the Tennessee Business Corporation Act, and to exercise all powers necessary or convenient to the conduct, promotion, or attainment of such business.

ARTICLE SIX:

(a)       The total number of shares of all classes of stock that the Corporation shall be authorized to issue is 600,000,000 shares, 500,000,000 shares of which shall be common stock, all of one class, with a par value of $0.0001 per share (“Common Stock”), and 100,000,000 shares of which shall be preferred stock, with a par value of $0.0001 per share (“Preferred Stock”).

(b)       The Common Stock holders shall have all rights not specifically granted to preferred stock holders pursuant to Article 6(c). Each share of Common Stock shall have the same relative rights as and be identical in all respects to all the other shares of Common Stock.

(c)       The Board of Directors is authorized, subject to the limitations prescribed by the Tennessee Business Corporation Act and the provisions of this Amended and Restated Charter, to provide by resolution or resolutions and by filing articles of amendment pursuant to the Tennessee Business Corporation Act for the issuance of the shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each series, to fix the powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and to fix the qualifications, limitations, or restrictions thereof.

ARTICLE SEVEN:    To the fullest extent allowed by the laws of the State of Tennessee, no present or future director of the corporation (or his or her estate, heirs, and personal representatives) shall be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director of the corporation. Any liability of a director (or his or her estate, heirs and personal representatives) shall be further eliminated or limited to the fullest extent allowed by the laws of the State of Tennessee, as may hereafter be adopted or amended.

ARTICLE EIGHT:     With respect to claims or liabilities arising out of the service as a director or officer of the corporation, the corporation shall indemnify and advance expenses to each present and future director and officer (and his or her estate, heirs and personal representatives) to the fullest extent allowed by the laws of the State of Tennessee, both as now in effect and as hereafter adopted or amended.